Amy Latkin Vice President and Senior Counsel w: 212.224.1840 amy.latkin@mutualofamerica.com

April 3, 2025

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington DC 20549

Attn: Ms. Lisa Larkin

Re: Comments on Post-Effective Amendment No. 70 under the Securities Act of 1933 and No. 71 under the Investment Company Act of 1940 (the “1940 Act”) to the Registration Statement on Form N-1A, filed with the Securities and Exchange Commission (the “Commission”) on February 13, 2025 (the “MoA Funds Registration Statement”) of MoA Funds Corporation (fka Mutual of America Investment Corporation) (File Nos. 033-06486 and 811-05084) (the “Registrant”)

Dear Ms. Larkin:

On behalf of the Registrant, set forth below are responses to follow up comments you provided by telephone on April 2, 2025, concerning the MoA Funds Registration Statement.

Set forth below are your comments with the Registrant’s response immediately following each comment. Per our telephone conversation, all changes mentioned herein will appear in the post-effective amendment to the registration statement that will be filed with the Commission under paragraph (b) of Rule 485 of the Securities Act of 1933 (the “Securities Act”) in April 2025.

Comment 9 (March 28, 2025)

SAI – Fundamental Investment Restrictions

The Commission Staff notes that the “Fundamental Investment Restrictions” section of the SAI states, “With respect to fundamental investment restriction #6 above: The MoA US Government Money Market Fund does not invest more than 25% of its total assets in the financial services industry. At the time of the next shareholder vote, the Fund will seek approval of the shareholders to remove from fundamental investment restriction #6 the language stating, ‘except that the MoA US Government Money market Fund may invest more than 25% of its total assets in the financial services industry.’”

Please advise whether there has been a shareholder vote or plans for a shareholder vote.

Mutual of America Life Insurance Company	320 Park Avenue, New York, NY 10022-6839	mutualofamerica.com

Response 9 (April 1, 2025)	The Registrant confirms that it has not yet held a shareholder vote on this matter and has no immediate plans to hold a shareholder vote. The Registrant notes that because the Fund now operates as a Government Money Market Fund it is not expected to concentrate in any industry and does not anticipate any benefit to submitting an amended policy on industry concentration to shareholders of the Fund if a meeting of shareholders of the Fund is held while the Fund continues to operate as a Government Money Market Fund.

Comment 1 (April 2, 2025)	The Staff continues to believe that regardless of whether the concentration policy is utilized, it impermissibly reserves discretion and should be remedied at the Registrant’s earliest convenience.

Response 1 (April 3, 2025)	The Registrant confirms that at the time of the next shareholder vote, the Fund will seek approval of the shareholders to remove from fundamental investment restriction #6 the language stating, “except that the MoA US Government Money market Fund may invest more than 25% of its total assets in the financial services industry.”

We believe that this submission responds fully to each of the aforementioned comments received from the Commission staff. If you have any questions regarding the Registrant’s responses, please do not hesitate to contact the undersigned at the above telephone number at your earliest convenience. We greatly appreciate your attention to this matter.

Sincerely,

/s/ Amy Latkin

Mutual of America Life Insurance Company	320 Park Avenue, New York, NY 10022-6839	mutualofamerica.com